Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-278797-02

PUBLIC SERVICE COMPANY OF COLORADO

(a Colorado corporation)

$200,000,000 5.85% FIRST MORTGAGE BONDS, SERIES NO. 43 DUE 2055

$800,000,000 5.15% FIRST MORTGAGE BONDS, SERIES NO. 44 DUE 2035

Issuer:	Public Service Company of Colorado (a Colorado corporation)

Issue Format:	SEC Registered

Expected Ratings*:	A1/A/A+ (Stable/Negative/Stable) (Moody’s/S&P/Fitch)

Security Type:	First Mortgage Bonds

Pricing Date:	August 4, 2025

Settlement Date:	August 7, 2025 (T+3)

	2055 Bonds	2035 Bonds

Principal Amount:	$200,000,000 (Reopening of 5.85% First Mortgage Bonds, Series No. 43 due 2055, of which $600,000,000 was previously issued on March 20, 2025, for a total principal amount outstanding of $800,000,000)	$800,000,000

Maturity Date:	May 15, 2055	September 15, 2035

Interest Payment Dates:	Semi-annually on May 15 and November 15, commencing on November 15, 2025	Semi-annually on March 15 and September 15, commencing on March 15, 2026 (long first coupon)

Reference Benchmark Treasury:	4.625% due February 15, 2055	4.250% due May 15, 2035

Benchmark Treasury Price:	97-07	100-11+

Benchmark Treasury Yield:	4.802%	4.204%

Spread to Benchmark Treasury:	+102 bps	+97 bps

Yield to Maturity:	5.822%	5.174%

Coupon:	5.85%	5.15%

Price to the Public:	100.367% of the principal amount, plus accrued interest from and including March 20, 2025 to, but excluding, the date of delivery (the total amount of accrued interest on August 7, 2025 will be $44.525 per $2,000 principal amount of the 2055 Bonds)	99.805% of the principal amount, plus accrued interest, if any, from August 7, 2025

Net Proceeds to Issuer:	$198,984,000 (after deducting the underwriting discount but before transaction expenses (and not including the amount of accrued interest paid by the purchasers of the 2055 Bonds))	$793,240,000 (after deducting the underwriting discount but before transaction expenses)

Make-Whole Call:	Prior to November 15, 2054 (the 2055 par call date), T+20 bps (calculated to the 2055 par call date)	Prior to March 15, 2035 (the 2035 par call date), T+15 bps (calculated to the 2035 par call date)

Par Call:	On or after November 15, 2054, at par	On or after March 15, 2035, at par

CUSIP/ISIN:	744448 DB4 / US744448DB49	744448 DC2 / US744448DC22

Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	Barclays Capital Inc. BNY Mellon Capital Markets, LLC Citigroup Global Markets Inc. Huntington Securities, Inc. Truist Securities, Inc.

Co-Manager:	Independence Point Securities LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at (888) 603-5847, BNY Mellon Capital Markets, LLC toll-free at (800) 269-6864, Citigroup Global Markets Inc. toll-free at (800) 831-9146, Huntington Securities, Inc. toll-free at (800) 824-5652 or Truist Securities, Inc. toll-free at (800) 685-4786.